UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Tailored Brands, Inc.

(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation)	1-16097 (Commission File Number)	47-4908760 (IRS Employer Identification No.)

6380 Rogerdale Road Houston, Texas (Address of principal executive offices)	77072 (Zip Code)

Brian T. Vaclavik, 281-776-7000
(Name and telephone number, including area
code, of the person to contact in connection
with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

General

Effective January 31, 2016, Tailored Brands, Inc., a Texas corporation (“Tailored Brands” or the “Company”), became the successor reporting company to The Men’s Wearhouse, Inc. (“Men’s Wearhouse”) pursuant to a holding company reorganization (the “Reorganization”).  Unless the context otherwise requires, references in this report to “Company”, “we”, “us” and “our” for periods prior to January 31, 2016, refer to Men’s Wearhouse which was the parent company and the registrant prior to the Reorganization, and, for periods after the Reorganization, to Tailored Brands which is the new parent holding company, in each case including its consolidated subsidiaries.

Background

In August 2012, the Securities and Exchange Commission (the “SEC”) released its rule on conflict minerals in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”).  The SEC rule requires registrants with certain minerals necessary to the functionality or production of its products to disclose certain information regarding the sourcing of such minerals, specifically if such minerals were sourced from the Democratic Republic of the Congo or certain adjoining countries (collectively, “Conflict Region”).  Those minerals are currently identified as gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to - by the SEC’s rule - tantalum, tin, and tungsten. These minerals, when sourced from the Conflict Region, are collectively known as “Conflict Minerals”.

The Company created a Conflict Minerals Policy Statement (the “Policy”) which supports the goal of the Act, namely to prevent armed groups from benefitting from the sourcing of Conflict Minerals.  In furtherance of its Policy, the Company has partnered with an external third party to assist its suppliers in providing the information the Company requires to comply with the Act.  The Company expects its suppliers to cooperate with the Company in its efforts to ascertain the source and origin of Conflict Minerals.

Description of Reasonable Country of Origin Inquiry (“RCOI”)

The Company performed a RCOI to determine whether any minerals necessary to the functionality or production of our products constitute Conflict Minerals.  To complete its RCOI, the Company identified all suppliers that were contracted to manufacture products for the Company during the calendar year ended December 31, 2015.  Next, the Company contacted each of the identified suppliers and requested they review and complete a conflict minerals reporting template.

RCOI Results

The Company reviewed the responses from the suppliers to ensure all appropriate information was provided and believes the information provided is reasonably reliable and supports the Company’s determination disclosure.  Based on the results of the Company’s RCOI, the Company identified a limited number of suppliers that used the identified minerals in the manufacturing of their products for the Company.  The Company was informed by these suppliers that the identified minerals were not sourced from the Conflict Region.

Therefore, as a result of the measures and inquiries described above, the Company has no reason to believe that any of the identified minerals necessary to the functionality or production of Company products are Conflict Minerals.

Link to Website

The Company’s website address is www.tailoredbrands.com.  Through the investor relations section of this website, the Company has provided access to this Form SD filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TAILORED BRANDS, INC.
(Registrant)

By:	/s/ Brian T. Vaclavik	Date:	May 31, 2016
Brian T. Vaclavik
Senior Vice President and Chief Accounting Officer